Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage Share Ownership as of December 31, 2006
Cathay Merchant Group Ltd.	Samoa	100%
MAW Mansfelder Aluminiumwerke GmbH	Germany	100%
AFM Aluminiumfolie Merseburg GmbH (1)	Germany	100%

(1)    Wholly-owned by Cathay Merchant Group Ltd.